CERTIFICATE OF VICE PRESIDENT
                       T. ROWE PRICE BALANCED FUND, INC.
                     Pursuant to Rule 306 of Regulation S-T


         I, the undersigned, Henry H. Hopkins, Vice President of T. Rowe Price Balanced Fund, Inc. (the "Fund"), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.

         WITNESS my hand and the seal of the Fund this April 18, 2002.

              T. Rowe Price Balanced Fund, Inc.

(Seal)        /s/Henry H. Hopkins
              Henry H. Hopkins, Vice President